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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 1)

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                               SAFETY-KLEEN CORP.
                           (Name of Subject Company)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                             LES ACQUISITION, INC.
                                   (Bidders)
                             ---------------------
                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   50730L105
                     (CUSIP Number of Class of Securities)
                             ---------------------
                                 KENNETH WINGER

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                         1301 GERVAIS STREET, SUITE 300
                 COLUMBIA, SOUTH CAROLINA 29201, (803) 933-4200
          (Name, Address and Telephone Numbers of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                             ---------------------

                WITH A COPY TO:                                        WITH A COPY TO:
               HERBERT S. WANDER                                        ALAN H. PALEY
             KATTEN MUCHIN & ZAVIS                                       PAUL S. BIRD
       525 WEST MONROE STREET, SUITE 1600                            DEBEVOISE & PLIMPTON
          CHICAGO, ILLINOIS 60661-3693                                 875 THIRD AVENUE
                 (312) 902-5200                                    NEW YORK, NEW YORK 10022
                                                                        (212) 909-6000

                             ---------------------
                           CALCULATION OF FILING FEE



=======================================================================================================
          TRANSACTION VALUATION(1)(2)                              AMOUNT OF FILING FEE(3)
-------------------------------------------------------------------------------------------------------
                 $1,721,936,801                                            $344,387
=======================================================================================================


(1) For purposes of calculating the filing fee only. This calculation assumes that 64,072,067 common shares, par value $0.10 per share ("Shares"), of Safety-Kleen Corp. ("Safety-Kleen") will be exchanged for shares of common stock, par value $1.00 per share, of Laidlaw Environmental Services, Inc. ("Laidlaw Environmental") and cash. According to Safety-Kleen's Form 10-Q for the period ended September 6, 1997, as of September 6, 1997, there were issued and outstanding 58,400,729 Shares of which 601,100 Shares were owned by a wholly-owned subsidiary of Laidlaw Environmental as of the date of the filing of this Schedule. Based on the foregoing and assuming that (i) no Shares have been issued since September 6, 1997 and (ii) no options or Shares have been issued other than the 5,059,801 options to purchase Shares reported in Safety-Kleen's Form 10-K for the period ended December 28, 1996, the maximum number of Shares to be received in exchange would be 64,072,067. The actual number of Shares will depend on the facts that exist on the date of the exchange.

(2) Pursuant to Rules 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was computed on the basis of $26.875 per Share, the average of the high and low sales prices of Shares as reported on the New York Stock Exchange, Inc. Composite Tape on January 26, 1998.

(3) In accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, the filing fee equals 1/50 of one percent of the Transaction Valuation.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
                             ---------------------


            Amount Previously Paid:                                     Filing Party:
                    $340,784                                 LAIDLAW ENVIRONMENTAL SERVICES, INC.

           Form or Registration No.:                                Date Originally Filed:
                 SCHEDULE 14D-1                                        JANUARY 16, 1998
                 NO. 005-33359


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

                                     14D-1

CUSIP NO. 50730L105

 1. Name of Reporting Person
    I.R.S. Identification No. of Above Person (Entities Only)

        LAIDLAW ENVIRONMENTAL SERVICES, INC.
        51-0228924

 2. Check the Appropriate Box if a Member of a Group

    (a) [ ]
    (b) [X]

 3. SEC Use Only

 4. Sources of Funds

        BK

 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f)                                                                  [ ]

 6. Citizenship or Place of Organization

        DELAWARE CORPORATION

 7. Aggregate Amount Beneficially Owned by Each Reporting Person

        601,100 Shares of Common Stock Owned by Laidlaw Environmental Services, Inc.

 8. Check if the Aggregate Amount in Row 7 Excludes Certain Shares           [ ]

 9. Percent of Class Represented by Amount in Row 7

        1.0%

10. Type of Reporting Person

        CO

                                     14D-1

CUSIP NO. NOT APPLICABLE

 1. Name of Reporting Person
    I.R.S. Identification No. of Above Person (Entities Only)

        LES ACQUISITION, INC.
        58-2355878

 2. Check the Appropriate Box if a Member of a Group

    (a) [ ]
    (b) [X]

 3. SEC Use Only

 4. Sources of Funds

        BK

 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f)                                                                  [ ]

 6. Citizenship or Place of Organization

        DELAWARE CORPORATION

 7. Aggregate Amount Beneficially Owned by Each Reporting Person

        0 Shares of Common Stock Owned by LES Acquisition, Inc.

 8. Check if the Aggregate Amount in Row 7 Excludes Certain Shares           [ ]

 9. Percent of Class Represented by Amount in Row 7

        0.0%

10. Type of Reporting Person

        CO

     This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1, originally filed with the Securities and Exchange Commission (the "Commission") on January 16, 1998 (the "Schedule 14D-1"), relates to the offer by Laidlaw Environmental Services, Inc., a Delaware corporation ("Laidlaw Environmental") and LES Acquisition Inc., a Delaware Corporation and indirect wholly owned subsidiary of Laidlaw Environmental ("LES Acquisition" and together with Laidlaw Environmental, the "Bidders") to exchange all of the outstanding common shares, par value $0.10 per share (collectively, the "Shares"), of Safety-Kleen Corp., a Wisconsin corporation ("Safety-Kleen"), for shares of common stock, par value $1.00 per share, of Laidlaw Environmental ("Laidlaw Environmental Common Stock") and cash, upon the terms and subject to the conditions set forth in the Prospectus, dated January 15, 1998, relating to Laidlaw Environmental's Offer To Exchange Each Outstanding Common Share (including the Associated Share Purchase Rights) of Safety-Kleen Corp. (the "Prospectus") as amended by the Amended Prospectus dated January 27, 1998 (the "Amendment"), and in the related Letter of Transmittal which, together with any amendments or supplements thereto, constitutes the "Laidlaw Environmental Offer."


ITEM 1.  SECURITY AND SUBJECT COMPANY.


     (b) Item 1(b) is supplemented by reference to the cover page of the Amendment and the captions "The Laidlaw Environmental Offer -- General," "-- The Cash Consideration," and "-- The Exchange Ratio" of the Amendment, and are incorporated herein by reference.



     (c) Item 1(c) is supplemented by reference to the Amendment under the caption "Market Prices" and is incorporated herein by reference.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.


     (b) Item 3(b) is supplemented by reference to the captions "Prospectus Summary -- Background of the Laidlaw Environmental Offer," "-- Litigation," and "Background of the Laidlaw Environmental Offer," of the Amendment and are incorporated herein by reference.


ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     (a) - (c) Items 4(a) - 4(c) are supplemented by reference to the front cover of the Amendment and the captions "Prospectus Summary -- The Laidlaw Environmental Offer," "The Laidlaw Environmental Offer -- General," and
"-- Source and Amount of Funds" of the Amendment and are incorporated herein by reference.


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.


     (a) - (g) Items 5(a) - 5(g) are supplemented by reference to the captions "Prospectus Summary -- Reasons for the Laidlaw Environmental Offer," "-- Background of the Laidlaw Environmental Offer," "-- The Laidlaw Environmental Offer," "Reasons for the Laidlaw Environmental Offer," "Background of the Laidlaw Environmental Offer," "The Laidlaw Environmental Offer -- General," and "Comparison of Laidlaw Environmental Offer and Buyout Proposal," of the Amendment and are incorporated herein by reference.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


     (a) Item 6(a) is supplemented by reference to the captions "The Laidlaw Environmental Offer -- General" and "-- Conditions of the Laidlaw Environmental Offer" of the Amendment and are incorporated herein by reference.


ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.


     Item 9 is supplemented by reference to the captions "Prospectus
Summary -- Selected Historical Financial Data of Laidlaw Environmental," "Unaudited Pro Forma Combined Financial Information," and "Notes to Unaudited Pro Forma Combined Financial Information" of the Amendment and are incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.


     (e) Item 10(e) is supplemented by reference to the captions "Prospectus Summary -- Litigation," and "Background of the Laidlaw Environmental
Offer -- Litigation" of the Amendment and are incorporated herein by reference.



     (f) Item 10(f) is supplemented by reference to the information set forth in the Amendment and the revised Letter of Transmittal and is incorporated in its entirety herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     (a)(10) Amendment to the Prospectus of Laidlaw Environmental, filed on January 27, 1998 and incorporated herein by reference.



     (a)(11) Revised (yellow) Letter of Transmittal.



     (a)(12) Revised Notice of Guaranteed Delivery.



     (a)(13) Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.



     (a)(14) Revised Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.



     (a)(15) Revised Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.



     (a)(16) Text of press release, dated January 26, 1998.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 27, 1998


                                      LAIDLAW ENVIRONMENTAL SERVICES, INC.


                                      By:       /s/ KENNETH W. WINGER

                                         ---------------------------------------
                                         Name: Kenneth W. Winger
                                         Title: President and Chief Executive
                                          Officer

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
(a)(11)  --   Revised (yellow) Letter of Transmittal.
(a)(12)  --   Revised Notice of Guaranteed Delivery.
(a)(13)  --   Revised Form of Letter to Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.
(a)(14)  --   Revised Form of Letter to Clients for use by Brokers,
              Dealers, Commercial Banks, Trust Companies and Other
              Nominees.
(a)(15)  --   Revised Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form W-9.
(a)(16)  --   Text of press release, dated January 26, 1998.